Thomas Werlen	Novartis AG
General Counsel	Novartis Campus
CH-4056 Basel
Jonathan Symonds	Switzerland
Chief Financial Officer

February 23, 2011

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on F-4

Registration Number 333-171381

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Novartis AG (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 9:00 a.m., Eastern Standard Time, on February 25, 2011, or as soon thereafter as practicable on such date.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-referenced Registration Statement, as amended, in accordance with Rule 461 under the Securities Act. Such request may be made by any officer of the Company or by any lawyer with Allen & Overy LLP.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Shube of Allen & Overy LLP at (212) 610-6366 with any questions you may have concerning this request. In addition, please notify Mr. Shube when this request for acceleration has been granted.

Sincerely,

Novartis AG

By:	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	General Counsel

cc:	Eric Shube
(Allen & Overy)